                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *

                        DIGITAL GENERATION SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   253921 10 0
                                   -----------
                                 (CUSIP Number)

                              Eleanor Cornish, Esq.
        C/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP
                               610 Lincoln Street
                                Waltham, MA 02451
                                  781-795-3554
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 9, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON Technology Crossover Ventures, L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          749,464 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
      PERSON              REPORTING
       WITH
                          749,464 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      749,464 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.06%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 35,639 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON Technology Crossover Ventures, C.V.
      See Item 2 for identification of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands Antilles
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          59,353 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               59,353 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      59,353 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 2,823 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON Technology Crossover Management, L.L.C.
      See Item 2 identification of Managing Members
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          808,817 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               808,817 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      808,817 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.14%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      OO
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 38,462 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON Technology Crossover Ventures II, L.P.
      See Item 2 for identification of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          682,768 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               682,768 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      682,768 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 36,798 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON TCV II (Q),L.P.
      See Item 2 for identification of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          524,921 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               524,921 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      524,921 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 28,291 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON TCV II Strategic Partners, L.P.
      See Item 2 for identification of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          93,153 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               93,153 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      93,153 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 5,020 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON Technology Crossover Ventures II, C.V.
      See Item 2 for identification of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands Antilles
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          104,246 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               104,246 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      104,246 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 5,618 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON TCV II, V.O.F.
      See Item 2 for identification of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands Antilles
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          22,179 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               22,179 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,179 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 1,196 shares of Common Stock.

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON Technology Crossover Management II, L.L.C.
       See Item 2 for identification of Managing Members
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          1,427,267 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               1,427,267 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,427,267 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.02%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      OO
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 76,923 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON Jay C. Hoag
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S. Citizen
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           2,236,084 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               2,236,084 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,236,084 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.16%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 115,385 shares of Common Stock.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON Richard H. Kimball
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF,00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S. Citizen
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0 Shares of Common Stock (A)
                   -------------------------------------------------------------
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           2,236,084 Shares of Common Stock (A)
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING            REPORTING
      PERSON
       WITH               2,236,084 Shares of Common Stock (A)
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,236,084 Shares of Common Stock (A)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.16%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------

(A) Please see item 5. Includes warrants which are immediately exercisable for a total of 115,385 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Digital Generation Systems, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5221 North Oconnor Blvd., Irving, Texas 75039.


ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."), (2) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."), (3) TCV II
(Q), L.P., a Delaware limited partnership ("TCV II (Q)"), (4) TCV II Strategic Partners, L.P., a Delaware limited partnership ("TCV II Strategic Partners"),
(5) Technology Crossover Ventures II, C.V., a Netherlands Antilles general partnership ("TCV II, C.V."), (6) Technology Crossover Management II, a Delaware limited liability company ("TCM II"), (7) Technology Crossover Ventures, L.P., a Delaware limited partnership ("TCV, L.P."), (8) Technology Crossover Ventures, C.V., a Netherlands Antilles general partnership ("TCV, C.V."), (9) Technology Crossover Management, a Delaware limited liability company ("TCM I"), (10) Jay
C. Hoag ("Mr. Hoag") and (11) Richard H. Kimball ("Mr. Kimball"). TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCM II, TCV, L.P., TCV, C.V., TCM I, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1 and is incorporated by reference herein.

TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCM II, TCV, L.P., TCV, C.V. and TCM I are each principally engaged in the business of investing in securities of the Company and other companies. TCM II is the sole general partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. TCM I is the sole general partner of TCV, L.P. and the sole investment general partner of TCV II, C.V. The address of the principal business and office of each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCM II, TCV, L.P., TCV, C.V. and TCM I is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of TCM II and TCM I. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation or employment of each is as a managing member of TCM II and TCM I and related entities. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCM II, TCV, L.P., TCV, C.V., TCM I, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Common Stock Purchase Agreement dated December 9, 1998 (the "Purchase Agreement") by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCV, L.P., and TCV, C.V., (the "Investors"), on the other hand, the Company agreed to issue and sell, and the Investors agreed to purchase shares of the Company's Common Stock at a price of $3.25 per share of Common Stock (the "Shares") (see table below). Pursuant to the Purchase Agreement, the Company also agreed to issue to the Investors warrants (the "Warrants"), at a price of $.01 per underlying share to purchase shares of Common Stock at a per share exercise price of $3.25 (the "Warrant Shares") (see table below). In consideration for the Shares and Warrants, the Investors paid the Company $750,753, upon the closing date for the transaction, December 9, 1998 (the "Closing Date").

Name                                    Shares Acquired    Warrants Acquired
---------------                         ---------------    -----------------
TCV II, V.O.F.                                2,392               1,196
TCV II, L.P.                                 73,596              36,798
TCV II (Q)                                   56,582              28,291
TCV II Strategic Partners                    10,040               5,020
TCV II, C.V.                                 11,236               5,618
TCV, L.P.                                    71,278              35,639
TCV, C.V.                                     5,646               2,823

The source of funds for the acquisition of the Shares and Warrants by the Investors was from capital contributions from their respective partners.

The Purchase Agreement is attached hereto as Exhibit B and is incorporated by reference herein.

Pursuant to the terms of a Common Stock Purchase Agreement dated December 17, 1999 (the "99 Purchase Agreement") by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners and TCV II, C.V. (the "99 Investors"), on the other hand, the Company agreed to issue and sell, and the Investors agreed to purchase shares of the Company's Common Stock at a price of $5.171 per share of Common Stock (the "99 Shares") (see table below). In consideration for the 99 Shares, the Investors paid the Company $750,002, upon the closing date for the transaction, December 22, 1999 (the "99 Closing Date").

Name                                        Shares Acquired
---------------------------                 ---------------
TCV II, V.O.F.                                   2,254
TCV II, L.P.                                     69,383
TCV II (Q)                                      53,343
TCV II Strategic Partners                        9,467
TCV II, C.V.                                    10,593

The source of funds for the acquisition of the 99 Shares by the 99 Investors was from capital contributions from their respective partners.

The 99 Purchase Agreement is attached hereto as Exhibit C and is incorporated by reference herein.


ITEM 4. PURPOSE OF TRANSACTION.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the Purchase Agreement, the Company and the Investors agreed to enter into a Registration Rights Agreement dated the Closing Date.

Pursuant to the Registration Rights Agreement, the Company has agreed to register the Warrant Shares, subject to certain exceptions. The Company is obligated to pay all expenses incurred in connection with such registrations (other than brokers' fees, underwriting discounts and commissions, investment banking fees applicable to the Investors' securities and Investors' legal fees, which will be borne by the Investors). The Company has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

A copy of the Registration Rights Agreement is attached hereto as Exhibit D and is incorporated by reference herein.

WARRANTS

The Warrants represent the right to purchase shares of the Company's Common Stock at an exercise price of $3.25 per share. Payment of the exercise price may be made in cash.

A copy of the form of Warrant issued to the Investors is attached hereto as Exhibit E and is incorporated by reference herein.

The Reporting Persons acquired the Shares, 99 Shares and Warrants for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the Warrants and may acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Shares, 99 Shares, Warrants and/or Common Stock issued upon exercise of the Warrants in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on November 9, 2001, TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCV, L.P., and TCV, C.V. direct ownership of Common Stock is as follows:


Name of Investor                  Number of Total Shares        Percentage of
Outstanding Shares                 (Including Warrants)      Outstanding Shares(1)
------------------                ----------------------     ---------------------
TCV II, V.O.F.                            22,179                less than 1.00%
TCV II, L.P.                             682,768                less than 1.00%
TCV II (Q)                               524,921                less than 1.00%
TCV II Strategic Partners                 93,153                less than 1.00%
TCV II, C.V.                             104,246                less than 1.00%
TCV, L.P.                                749,464                          1.06%
TCV, C.V.                                 59,353                less than 1.00%

(1) All percentages in this table are based on the 70,752,501 shares of Common Stock of the Company outstanding, as reported in the Company's Quarterly Report on Amended Form on 10-Q filed with the Securities and Exchange Commission on December 31, 2001.

Each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners and TCV II, C.V. (together the TCV II Funds) has the sole power to dispose or direct the disposition of the Shares, 99 Shares and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of the Warrants. Each of the TCV II Funds has the sole power to direct the vote of its respective Shares and 99 Shares, and will have the power to vote or direct the vote of the Warrant Shares upon exercise of the Warrants. TCM II as the sole general partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as the investment general partner of TCV II, V.O.F. and TCV II, C.V. may also be deemed to have the sole power to dispose or direct the disposition of the Shares, 99 Shares and Warrants and the Warrant Shares and direct the vote of the Shares, 99 Shares and Warrant Shares upon exercise of the Warrants. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Each of TCV, L.P. and TCV, C.V. (together the TCV Funds) has the sole power to dispose or direct the disposition of the Shares and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of the Warrants. Each of the TCV Funds has the sole power to direct the vote of its respective Shares, and will have the power to vote or direct the vote of the Warrant Shares upon exercise of the Warrants. TCM I as the sole general partner of TCV, L.P. and as the investment general partner of TCV, C.V. may also be deemed to have the sole power to dispose or direct the disposition of the Shares and Warrants and the Warrant Shares upon exercise of the Warrants and direct the vote of the Shares and Warrant Shares upon exercise of the Warrants. TCM I disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of TCM II and TCM I. Under the operating agreements of TCM II and TCM I, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by TCM II and TCM I to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Shares, 99 Shares, Warrants which it holds directly and the Warrant Shares acquirable upon exercise of the Warrants held by TCV II Funds and TCV Funds and the shared power to direct the vote of the Shares, 99 Shares and Warrant Shares upon exercise of the Warrants held by TCV II Funds and TCV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV II Funds and TCV Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c) The following is a list of all transactions in the Company's securities by the Item 2 Persons effected within 60 days prior to and including
November 9, 2001:

Name                         Date           Shares Sold          Price Per Share
---------------              -------        -----------          ---------------
TCV, L.P.                    8/13/01        77,743               $2.4654
TCV, C.V.                    8/13/01         6,157               $2.4654

Name                         Date           Shares Sold          Price Per Share
---------------              -------        -----------          ---------------
TCV II, V.O.F.               8/14/01         2,737                $2.4654
TCV II, L.P.                 8/14/01        84,242                $2.4654
TCV II (Q)                   8/14/01        64,766                $2.4654
TCV II Strategic Partners    8/14/01        11,494                $2.4654
TCV II, C.V.                 8/14/01        12,861                $2.4654

Name                         Date           Shares Sold          Price Per Share
---------------              -------        -----------          ---------------
TCV II, V.O.F.               10/26/01         4,662              $1.00
TCV II, L.P.                 10/26/01       143,512              $1.00
TCV II (Q)                   10/26/01       110,334              $1.00
TCV II Strategic Partners    10/26/01        19,580              $1.00
TCV II, C.V.                 10/26/01        21,912              $1.00

Name                         Date           Shares Sold          Price Per Share
---------------              -------        -----------          ---------------
TCV, L.P.                    11/9/01         84,322              $1.30
TCV, C.V.                    11/9/01          6,678              $1.30
TCV II, V.O.F.               11/9/01          2,471              $1.30
TCV II, L.P.                 11/9/01         76,061              $1.30
TCV II (Q)                   11/9/01         58,477              $1.30
TCV II Strategic Partners    11/9/01         10,378              $1.30
TCV II, C.V.                 11/9/01         11,613              $1.30

(d)  Inapplicable.

(e) Reporting Person ceased to be the beneficial owner of five percent of the class of securities outstanding on January 18, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Purchase Agreement, the Company and the Investors agreed to enter into a Registration Rights Agreement dated the Closing Date. The Company has agreed to register the Warrant Shares, subject to certain exceptions. The Company is obligated to pay all expenses incurred in connection with such registrations (other than brokers' fees, underwriting discounts and commissions, investment banking fees applicable to the Investors' securities and Investors' legal fees, which will be borne by the Investors). The Company has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

A - Statement Appointing Designated Filer and Authorized Signer dated November 5, 2001.

B - Common Stock Purchase Agreement dated December 9, 1998 by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCV, L.P., and TCV, C.V. on the other.

C - Common Stock Purchase Agreement dated December 17, 1999 by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners and TCV II, C.V. on the other.

D - Registration Rights Agreement dated December 9, 1998 by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCV, L.P., and TCV, C.V. on the other (incorporated by reference to Exhibit 4.5 to the Company's Report on Form S-3 filed with the Securities and Exchange Commission on December 31, 1998).

E. -- Warrant to Purchase Common Stock Dated December 9, 1998.

F -- Joint Filing Statement.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 21, 2002

TECHNOLOGY CROSSOVER VENTURES, L.P.,
a Delaware Limited Partnership


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES, C.V.,
a Netherlands Antilles Limited Partnership


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C., a Delaware Limited Liability Company


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TCV II, V.O.F.,
a Netherlands Antilles General Partnership


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware Limited Liability Company


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

JAY C. HOAG


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

RICHARD H. KIMBALL


By:   /s/ Carla S. Newell
    -----------------------------------------
      Carla S. Newell, Authorized Signatory

                                 EXHIBIT INDEX


A - Statement Appointing Designated Filer and Authorized Signer dated November 5, 2001.

B - Common Stock Purchase Agreement dated December 9, 1998 by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCV, L.P., and TCV, C.V. on the other.

C - Common Stock Purchase Agreement dated December 17, 1999 by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners and TCV II, C.V. on the other.

D - Registration Rights Agreement dated December 9, 1998 by and among the Company, on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), TCV II Strategic Partners, TCV II, C.V., TCV, L.P., and TCV, C.V. on the other (incorporated by reference to Exhibit 4.5 to the Company's Report on Form S-3 filed with the Securities and Exchange Commission on December 31, 1998).

E. -- Warrant to Purchase Common Stock Dated December 9, 1998.

F -- Joint Filing Statement.